WE ARE FAN OWNED CLUB

September 2023

With over 3.5 billion fans, soccer is easily **the most popular sport in the world.**


SUPER GREED
SAVE THE BRIDGE
CREATED BY THE POOR STOLEN BY THE RICH
FANS BEFORE FINANCE
FOOTBALL BELONGS TO US NOT YOU
TO THE SUPERLEAGUE
OUR CLUB
Civil war
CRIMINAL ACT AGAINST FANS
IT'S WAR
Sport
Big Six breakaway plot sparks outrage
FOOTBALL AT WAR
LA GUERRE DES RICHES

But **fans want more** from their clubs. **They want a voice.**

Fan Owned Club **gives soccer fans a voice** by offering a chance to **own a piece of a Club** for less than many pay for season tickets.



FCPS

A FAN OWNED CLUB

FC Pinzgau Saalfelden
Austrian 3rd Division


Bozen
Brenner
Innsbruck -Süd
Bregenz
Innsbruck -Mitte
Innsbruck -Ost

We **crowdfunded** the purchase of our **first club in 2019**.


Attendance
2X
FOC
2018-19
2022-23
Sponsorship
3X
FOC
2018-19
2022-23

We **renovated the brand,** improved the team with **MLS player loans,** increased attendance, and added sponsors.

The men's team is in the playoffs.
The women are favored for promotion.

Today we have Fan Owners in **43 states and 8 countries**.

Our approach works. **Now we scale.**

Our plan's three core pillars drive long term value for our Fan Owners

1. **Build a strong FC Pinzgau Saalfelden**

   We are building a complete and sustainable Club with competitive **men's** and **women's** programs and Western Austria's **first youth Academy**.


FCPS

2. **Productize the Fan Owner Experience (FOX)**

   Our beta **platform** will create more ways for Fan Owners to **follow, access** and **influence** their Club, and can be easily **scaled** to more fans and more Clubs.



3. **Drive scale by adding new Clubs**

   There are over 4K soccer clubs looking to grow revenue by deepening fan engagement. **We are actively looking for our next Club partners.**

FCPS
A FAN OWNED CLUB
Build a Strong Club

Project Ascend is an aggressive entry into the fast-growing women’s game

Project Ascend is a sport and mission-based initiative to:

1. Raise our women’s team from **3rd to 1st** division
2. Develop the area’s first **Women’s Academy**
3. Give **U.S. players** a chance to continue in soccer
4. Create rich content for a **massive audience**
5. Establish us as **destination** for women’s soccer

*Woman's football is on a growth trajectory unlike any other sport in this world...**it's the biggest growth opportunity there is.***

FIFA report, Oct ‘22

NWSL 2022 Championship Game viewership:

+453%
year-over-year

1.1M
U.S. HHs

By comparison, the men's MLS Cup Final was up 15% YoY

Samba TV, Dec ‘22

Fans of women’s soccer over-index on their interest in non-match content, such as inspirational stories and the grassroots game.

Footballco/Indivisa FA report, Feb ‘23

Build a Strong Club

Our women earned promotion ahead of schedule and are off to fast start in the 2nd division.



Sierra Cristiano


PINZGAU


FCPS

A young fan from the U.S. watching the livestream


Mädls, ran an den Ball!
SHORT TALK
Starke Aussichten
weekend MAGAZIN
MENSCHEN • FAKTEN • EMOTIONEN
DER ROTE MACHTPOKER
LIGA CHAMPIONS
ENDSTAND
0:3

Cover article in local magazine

There are 38,000 US college players and only ≈ 325 NWSL roster spots.

Led by a U.S. manager that never had a chance to play professionally, despite being a two-time NCAA D1 Conference MVP.

The women's program has 10 US players and 20 Austrians


2023 FCPS TERMINE
FCPS GEWINNEN
STARTELF XI
CORALIE OTTINO
PEYTON CHICK
GENESIS CASTRELLON
NATALIE STEPHENS
KATRINA WETHERELL
CAROLA SCHWAIGER
JULIA UNTERGANSCHNIGG
AMBER HUFF
SOPHIE LAPPE
ANDREA MOSI
KAEYLA NOBLE



Productize the Experience

Fan Owned Club stands apart from most other fan owner experiences


FAN OWNED CLUB
FCF
Fan Owner
Fan Owner Landscape
Super Fan
Opportunity for profit
Access & Influence

- Insider **Access**
- **Influence** on Operations
- Opportunity for **Profit**

- Pride of Ownership
- Pride in Community


FCPS
FCPS
Productize the Experience

Our beta platform will allow us to improve and scale our Unique Fan Owner experience

FAN + OWNER

Follow the Team
Live Stream Matches
Pre/Post Analysis
English Language Content

Wear the Colors
Team Store
Limited Edition Items
Youth Soccer Partnerships

Join a Community
Social Media
Virtual & Live Watch Parties
Fan Owner Led Groups

Insider Access
First to Know
Fan Owner Calls
Exclusive Content

Influence on Operations
1:1 and Small Group Calls
Fan Owner Director
Strategy & Budget Input

Profit Opportunity*
Dividends & Distributions*
Share Appreciation
Asset Sales

*Projected future opportunities, based on profitability, secondary market listing with share appreciation and/or private club sale


Add Partner Clubs

We are looking for our next partner Club

1. Willing to give fans a **Voice**
2. Solid financials and infrastructure
3. Strong **local fan base**
4. Relevant to a North American audience
5. **Synergies** with our other Club partners

We are currently have an agreement in principle with our second club, expected to announce in Winter '23

Timeline

April 2020
Wefunder Launch

$358K from 286 investors ($1.3K avg).

FCPS misses playoffs despite high roster cost

2020-2022

Project Ascend
Women favored to earn promotion


PINZGAU



First EU crowdfunding raise

Tokenize FOX (Blockchain & Web 3.0)

FCPS — A FAN OWNED CLUB

Covid

2. LIGA

ÖFB FRAUEN BUNDESLIGA

FOC

2019 -20
Club #1 (FCPS) deal signed

RLS player loans Hummel signed

Earns first ever 3rd division playoff spot

2020-21
COVID

Fan Owners stand fast despite hardship

2022 -23
Pivot

FCPS men back in the playoffs.

US women kickoff Project Ascend

Approved for area's first Youth Academy

Club #2 search begins

2023-24

2nd div (Women)
Youth Academy first year
FOX platform Beta Launch
Club #2 Partnership



2024-23

1st div (Women)

Launch subscription model

Add Clubs to FOX platform



Secondary market listing

Prior to 2019, FCPS was struggling to avoid relegation and losing money

*These forward-looking statements reflect the Company's views at the the time such statements were made with respect to future events and are not a guarantee of future performance or developments.

November '22 former loan player Andrew Brody wins Real Salt Lake defender of the year
April '23 Soto Kitahara becomes the fourth FCPS alum to play in MLS regular season action

Liquidity and exit strategies for shareholders*

1. **Increased Club value**

   HNW, institutional investors and larger clubs continues to drive interest and investment in lower league European soccer



Austrian Club Market Value
(Austria Klagenfurt Example)
2019 1st div Avg Mkt Value
Price sold for in 2018 (2nd div)
Asking price 2017 no buyers (3rd div)
€ -
€ 5,000
€ 10,000
€ 15,000
€ 20,000
€ 25,000
4x increase based on promotion to 2nd div

2. **Share appreciation**

   A future secondary market listing will create liquidity and profit opportunities for investors



Massive Growth in NWSL Valuations
$120
$100
$80
$60
$40
$20
$-
2019
2021
2022
REIGN
NY
ANGEL CITY

3. **Dividends**

   Future dividends from profitable operations driven by transfer fees, media deals, sponsorships and platform partnerships,

*These forward-looking statements reflect the Company's views at the time such statement were made with respect to future events and are not a guarantee of future performance or developments.

WEFUNDER Perk Levels

$500	$1,050	$1,650	$2,480	$4,950
Shares & voting rights	Shares & voting rights	Shares & voting rights	Shares & voting rights	Shares & voting rights
Downloadable Owner Certificate Shop Discount Fan Owner Sticker FCPS Cap Signed Team Photo	Downloadable Owner Certificate Shop Discount Fan Owner Sticker FCPS Cap Signed Team Photo Scarf $50 Merch Credit	Downloadable Owner Certificate Shop Discount Fan Owner Sticker FCPS Cap Signed Team Photo Scarf $50 Merch Credit Duffel Bag	Downloadable Owner Certificate Shop Discount Fan Owner Sticker FCPS Cap Signed Team Photo Scarf $50 Merch Credit Duffel Bag Home Jersey Hoodie	Downloadable Owner Certificate Shop Discount Fan Owner Sticker FCPS Cap Signed Team Photo Scarf $50 Merch Credit Duffel Bag Home Jersey Hoodie Plush Blanket Signed Jersey
25 Contest Entries	50 Contest Entries	100 Contest Entries	200 Contest Entries	750 Contest Entries
	2 home match tickets per annum	2 home match tickets per annum	2 VIP home match tickets per annum	4 VIP home match tickets per annum

The Beautiful Trip Contest

All investors will be entered to win a **VIP Match Day Experience** to watch YOUR team play in 2024 or 2025 season in the fairy tale beautiful Austrian Alps including:

- Three Nights Four-Star Accommodation for two
- VIP Match Day Experience at 1508 Saalfelden Arena
- Personal Meet & Greet with First Team(s)
- Dinner with Founders
- Match Worn and Collectable FCPS Signed Collateral
- And more…an experience of a lifetime



Projected use of funds



$40,800
$138,020
$54,402
$25,000
WEFUNDER
$544,000
Goal
$125,120
$114,240
$46,188
Players and Staff
Fan Owner Experience
Beta Platform
Operating Expenses
Marketing
Debt
Wefunder Fees

Our team



Steve Paris
Founder
General Mills, Quotient, Marketing, Sales, GM



David Herman
Marketing
Manchester United, USA Agency, Adtech, Sales



Vanessa Nordstrom
Operations
General Mills, Health & Wellness, MN Thunder



Chris Sydney
Sporting Director
Coach, player and agent with global experience



Shawn Parker
US Youth Partners
Coach, player, youth club director



Marcus Haslam
Graphic Design
Award winning freelancer



C.J. Williams
Digital Experience
Agency and client side, SEO expert



Sierra Cristiano
Project Ascend
ex. Div 1 MVP player, coach, Big Pharma mkt & sales



David Crouch
Platform Lead
Founder and CEO, ten24 digital, Slatwall Commerce

BOARD & ADVISORS

Ken Neal, President, Alliance Sports Management ▪ Trey Fitz-Gerald, Real Salt Lake ▪ Darren Bowman NeXGen
Lauren Graffort, Buzzkat ▪ Zafar Khan, 3M ▪ Adam Kmiec, United Healthcare ▪ Joe Rugo, Fevo ▪ Bari Harlam, Co-Founder, Trouble

Currently based in Austria


JOIN US!